Jose J. Quintana Assistant General Counsel Plum Creek Timber Company, Inc. 999 Third Avenue, Suite 4300 Seattle, Washington 98104

December 12, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3561

RE:	Application for Withdrawal
Plum Creek Timber Company, Inc. and
Plum Creek Timberlands, L.P.
Registration Statement on Form S-3
(File Nos. 333-178419; 333-178419-01)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Plum Creek Timber Company, Inc. and Plum Creek Timberlands, L.P. (the “Registrants”) hereby request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of Registration Statement on Form S-3 (File No. 333-178419; 333-178419-01), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on December 9, 2011.

The Registrants request withdrawal of the Registration Statement because the Registration Statement was filed inadvertently using the EDGAR submission type S-3 rather than S-3ASR. As such, no amount of securities were registered and, accordingly, no registration fee was paid in connection with the Registration Statement.

The Registration Statement has not been declared effective by the Commission and none of the securities covered by the Registration Statement have been sold.

Please contact the undersigned at (206) 467-3600 if there are any questions regarding this matter.

Sincerely,

/s/ Jose J. Quintana

Jose J. Quintana, Esq.

Assistant General Counsel

Plum Creek Timber Company, Inc.